March 19, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Symantec Corporation
Form 10-K for the Fiscal Year Ended March 28, 2008
Filed May 21, 2008
Form 10-Q for the Quarterly Period Ended October 3, 2008
Filed November 7, 2008
Form 10-Q for the Quarterly Period Ended January 2, 2009
Filed February 9, 2009
Form 8-K Filed January 28, 2009
File no. 000-17781
Ladies and Gentlemen:
     Symantec Corporation (the “Company”) is in receipt of the Staff’s comment letter dated March 5, 2009, in connection with the above referenced filings. As we have discussed with the Staff via telephone, the Company was delayed in its receipt of your letter and therefore requests additional time to respond to the Staff’s comments. The Company would expect to be in a position to respond to the Staff’s comments by April 2, 2009, which is 10 business days from the date hereof.
     Please direct any comments or questions regarding this matter to me at (408) 517-7300.
Very truly yours,
/s/ George Harrington
George Harrington
Senior Vice President, Finance and
Chief Accounting Officer